UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2003

                                     OR

[ ]   TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ________ to ________.

Commission File Number 1-9065

                    Ecology and Environment, Inc. 401(k) Plan
                    -----------------------------------------
                            (Full title of the Plan)

               368 Pleasant View Drive, Lancaster, New York 14086
               --------------------------------------------------
                             (Address of the Plan)


                         Ecology and Environment, Inc.
                         -----------------------------
          (Name of issuer of the securities held pursuant to the Plan)

              368 Pleasant View Drive, Lancaster, New York 14086
              --------------------------------------------------
                    (Address of principal executive office)


REQUIRED INFORMATION
--------------------

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Ecology and Environment, Inc. 401(k) plan the "Plan") for the fiscal years ended December 31, 2003 and 2002, together with the report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBIT
-------

                    Exhibit Number            Description of Exhibit
                    --------------            ----------------------

                         23.1                 Consent of Independent
                                              Registered Public Accounting
                                              Firm

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
----------------------------------------------------------------------------

                                                                    Page
                                                                    ----
Report of Independent Registered Public Accounting Firm               1

Financial Statements:

     Statements of Net Assets Available for Benefits                  2

     Statements of Changes in Net Assets Available for Benefits       3

     Notes to Financial Statements                                  4-8

Supplemental Schedule:

     Schedule H, line 4i - Schedule of Assets Held at End of Year     9

Page 1
------

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Participants and Administrator of the Ecology and Environment, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecology and Environment, Inc. 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP
Buffalo, New York
December 17, 2004

Page 2
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
----------------------------------------------------------------------------

                                                   2003           2002
                                               ------------   ------------
Assets
------
Investments, at fair value (see Note 5)        $16,520,302    $12,173,356

Participant contributions receivable                79,399         68,726
                                               ------------   ------------
Net assets available for benefits              $16,599,701    $12,242,082
                                               ============   ============

See accompanying notes to the financial statements.


Page 3
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
----------------------------------------------------------------------------

                                                    2003          2002
                                                -----------   ------------
Additions:
   Additions to net assets attributed to:
     Interest                                  $    10,881    $     9,204
     Dividends                                     240,135        137,626
     Net appreciation in fair value of
       investments (see Note 5)                  2,759,393            ---
                                               ------------   ------------
                                                 3,010,409        146,830

Contributions:
   Participant                                   1,974,479      1,806,002
   Rollovers                                       177,518        200,947
                                               ------------   ------------
                                                 2,151,997      2,006,949

        Total additions                          5,162,406      2,153,779
                                               ------------   ------------

Deduction from net assets:
   Net depreciation in fair value of
     investments (see Note 5)                          ---      1,806,562
   Benefits paid to participants                   778,503      1,010,582
   Administrative expenses                          26,284         19,128
                                               ------------   ------------

        Total deductions                           804,787      2,836,272
                                               ------------   ------------

        Net increase (decrease)                  4,357,619       (682,493)

Net assets available for benefits:
   Beginning of year                            12,242,082     12,924,575
                                               ------------   ------------

End of year                                    $16,599,701    $12,242,082
                                               ============   ============

See accompanying notes to the financial statements.


Page 4
------

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002
----------------------------------------------------------------------------

1.   Description of Plan
     -------------------

     The following description of the Ecology and Environment 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions. On August 1, 2002, the Plan changed the Recordkeeper from Dreyfus Retirement Services (Dreyfus) to MFS Retirement Services, Inc.
(MFS) and changed the Trustee and Account Owner from Dreyfus to Reliance Trust Company. In connection with these changes, a new plan agreement was adopted (new plan agreement) on August 1, 2002.

     General
     -------

     The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company). Under the old plan agreement, eligibility was defined as an employee who has completed a minimum of 1,000 hours of service and was age twenty-one or older. Under the new plan agreement, the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire. Contributions to the Plan were not permitted prior to July 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     -------------

     Prior to August 1, 2002, participants could elect to make voluntary contributions up to 15% of their annual compensation subject to the maximum amount allowable by the Internal Revenue code sections 401(k), 402(g), 404 and 415. Beginning August 1, 2002, participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code. The Internal Revenue Services' maximum deferral contribution amount was $12,000 for 2003 and $11,000 for 2002. The elective deferral percentage may be modified the first day of any month. Upon enrollment in the Plan, a participant may direct their contributions in any combination of the investment options in at least 10 percent increments in each option selected.

     Under both the old and new plan agreements, the Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company. There were no Company contributions for the 2003 and 2002 plan years.

     Participant accounts
     --------------------

     Each participant's account is credited with the participant's contributions and allocations of the Company's contributions (if any) and the Plan earnings, and charged with an allocation of the portion of administrative expenses borne by the Plan. Allocations are based on participant account balances, as defined in the Plan documents. The benefit to which a participant is entitled is the participant's vested account balance.

     Vesting
     -------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contributions after five years of credited service. There is no partial vesting.

Page 5
------

     Participant loans
     -----------------

     Under both the old and new plan agreements, participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are treated as a transfer to (from) the respective investment fund from (to) the Loan Fund. Loan terms range from one to five years or from five to twenty years when the loan is made for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

     Payment of benefits
     -------------------

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

     Administration
     --------------

     The Plan is administered by the Company. The Company utilized Dreyfus as the Recordkeeper and Trustee of the Plan through July 31, 2002.
Beginning August 1, 2002, the Company selected MFS to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee and Account Owner.

     Administrative expenses are paid by the participants and the Company. An asset-based fee is paid by the participants on an annual basis. This amount is deducted from participant accounts and placed in a holding account, which is merged with the MFS Fixed Fund. Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.   Summary of Accounting Policies
     ------------------------------

     Basis of Accounting:

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments and Related Transactions:

     The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Investments in Ecology and Environment, Inc. common stock are valued at the last reported sales price on the last business day of the month. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation). Interest and dividend income is recognized as earned. Investment transactions are accounting for on the trade date. Participant loans are valued at cost, which approximates fair value.

Page 6
------

     Payment of Benefits:

     Benefits are recorded when paid.

     Use of Estimates:

     The preparation of the Plan's financial statements in conformity with accounting principals generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of change in net assets during the reporting period. Actual results could differ from those estimates.

3.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.   Tax Status
     ----------

     The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan. From the commencement of the Plan through July 31, 2002, the Plan was based upon a prototype plan designed by the Dreyfus Corporation and received a favorable determination letter dated September 1, 1994. Beginning August 1, 2002, the Plan is based upon a prototype plan designed by MFS Retirement Services Inc. which received a favorable determination letter dated April 23, 2002. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Page 7
------

5.   Investments
     -----------

     The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2003 and 2002:

                                                   2003            2002
                                               ------------    ------------
MFS Mid Cap Growth Fund,
  399,082 and 393,059 shares, respectively     $ 3,116,833     $ 2,229,807
MFS Value Fund, 133,750 and 128,870 shares,
  respectively                                   2,720,481       2,128,932
MFS Fixed Fund - Institutional, 2,134,192
  and 1,758,654 shares, respectively             2,134,192       1,758,654
MFS Core Growth Fund, 118,379 and 124,966
  shares, respectively                           1,774,498       1,543,326
MFS Research Bond Fund, 99,923 and 83,790
  shares, respectively                           1,050,196         873,093
Barclays S&P 500 Stock Fund, 24,199 and
  23,834 shares, respectively                    3,260,527       2,543,290
                                               ------------    ------------

Total of investments representing 5 percent
  or more of the Plan's net assets              14,056,727      11,077,102
                                               ------------    ------------

Ecology and Environment, Inc. Common Stock,
  31,665 and 44,802 shares, respectively           308,556         356,199

Other                                            2,155,019         740,055
                                               ------------    ------------

Total investments                              $16,520,302     $12,173,356
                                               ============    ============

The Plan's investments for the years ended December 31, 2003 and 2002 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2003            2002
                                               ------------    ------------
Mutual funds                                   $ 2,665,316     $(1,907,055)

Common stock                                        94,077         100,493
                                               ------------    ------------

                                               $ 2,759,393     $(1,806,562)
                                               ============    ============

Page 8
------

6.   Transactions with parties-in-interest

     As of December 31, 2003 and 2002, the Plan held certain securities issued by the Company as follows:

                                 December 31, 2003       December 31, 2002
                                Number of    Fair       Number of    Fair
                                 shares      value       shares      value
                               ---------------------   ---------------------
Ecology and Environment, Inc.
  Common Stock                    31,665  $  308,556      44,802  $  356,199

Certain plan investments are shares of mutual funds and pooled separate accounts offered by MFS Retirement Services, Inc. (MFS). MFS is also recordkeeper of the plan and custodian of all investments other than Company stock. AS of December 31, 2003 and 2002, the Plan held the following investments offered by MFS:

                                 December 31, 2003       December 31, 2002
                                Number of    Fair       Number of    Fair
                                 shares      value       shares      value
                               ---------------------   ---------------------
Mid Cap Growth Fund              399,082  $3,116,833     393,959  $2,229,807
Value Fund                       133,750   2,720,481     128,870   2,128,932
Fixed Fund - Institutional     2,134,192   2,134,192   1,758,654   1,758,654
Core Growth Fund                 118,379   1,774,498     124,966   1,543,326
Research Bond Fund                99,923   1,050,196      83,790     873,093
Total Return Fund                 26,423     398,989      13,167     174,731
New Discovery Fund                 9,301     142,776       5,000      57,155
Aggressive Growth Allocation
  Fund                             5,574      65,723         ---         ---
Growth Allocation Fund             1,301      15,210         ---         ---
Consecutive Allocation Fund          797       8,628         ---         ---
Moderate Allocation Fund             309       3,490         ---         ---

Page 9
------

Ecology and Environment, Inc.
401(k) Plan
Schedule H - line 4i - Schedule of Assets Held at End of Year
-------------------------------------------------------------

                   (b) (c) Identity of Issue and             (e) Current
(a)  Shares        Description of Investment      (d) Cost       Value

                MFS Retirement Services, Inc.
                -----------------------------
 *    399,082   Mid Cap Growth Fund                  **      $ 3,116,833
 *    133,750   Value Fund                           **        2,720,481
 *  2,134,192   Fixed Fund - Institutional           **        2,134,192
 *    118,379   Core Growth Fund                     **        1,774,498
 *     99,923   Research Bond Fund                   **        1,050,196
 *     26,423   Total Return Fund                    **          398,989
 *      9,301   New Discovery Fund                   **          142,776
 *      5,574   Aggressive Growth Allocation Fund    **           65,723
 *      1,301   Growth Allocation Fund               **           15,210
 *        797   Consecutive Allocation Fund          **            8,628
 *        309   Moderate Allocation Fund             **            3,490
                                                             ------------
                                                              11,431,016
                Other Investments
                -----------------
       24,199   Barclays S&P 500 Stock Fund          **        3,260,527
       51,764   Franklin Templeton Group of Funds
                  Templeton Foreign Fund             **          550,766
       14,990   Fidelity Low Price Stock Fund        **          524,345
 *     31,665   Ecology and Environment, Inc.        **
                  Common Stock                                   308,556
 *        ---   Participant Loans, 5.00%-10.50%,     **          253,064
                  collateralized by participant
                  account balances and maturing
                  between 1-20 years
 *    118,759   Brokerage Access Account             **          118,759
        2,663   Domini Social Equity Fund            **           72,729
                                                             ------------

                                                             $16,520,302
                                                             ============

*   Indicates parties-in-interest to the Plan
**  Cost is not required to be presented for participant directed investments

                                 SIGNATURE
                                 ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          Ecology and Environment, Inc.
                                                   401(k) Plan
                                          -----------------------------
                                                 (Name of Plan)

                                     By:  Ecology and Environment, Inc.
                                          401(k) Plan Committee
                                          Plan Administrator

                                     By:  /s/ RONALD L. FRANK
                                          -----------------------------
                                          RONALD L. FRANK
                                          COMMITTEE MEMBER

DATE:  May 4, 2005